Exhibit 99.2
Table of Contents

Maguire

Supplemental Operating and Financial Data
For the Quarter Ended

March 31, 2006

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Table of Contents

This supplemental package contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, you should exercise caution in interpreting and relying on these statements as they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company's control and could materially affect actual results, performance or achievements. These factors include, without limitation, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants' financial condition, the uncertainties of real estate development and acquisition activity, the ability to effectively integrate acquisitions, the costs and availability of financing, the effects of local economic and market conditions, regulatory and tax law changes and other risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Corporate Data

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Quarterly Highlights

Maguire Properties, Inc. (the "Company"), a self-administered and self-managed real estate investment trust, is one of the largest owners, managers and developers of first-class office properties in the Los Angeles metropolitan area and has a significant presence in nine submarkets, located in Los Angeles County, Orange County, and San Diego County. The Company's predecessor was founded in 1965 and developed and managed over 30 million square feet of office properties nationally.

As of March 31, 2007, the office portfolio was comprised of whole or partial interests in 24 properties with approximately 15.5 million net rentable square feet, one 350-room hotel with 266,000 square feet and total on- and off-site structured parking of approximately 9.9 million square feet, plus surface parking, which in total accommodates approximately 32,000 vehicles. The Company owns undeveloped land that it believes could support up to 6.7 million square feet of office, retail and residential uses and an additional 6.1 million square feet of structured parking.

This Supplemental Operating and Financial Data package supplements the information provided in our quarterly and annual reports filed with the Securities and Exchange Commission (SEC). Additional information about us and our properties is also available at our website www.maguireproperties.com.

Change in Executive Officers:

On February 27th, we announced that Martin A. Griffiths has been appointed to Chief Financial Officer, replacing Dallas Lucas, who resigned to pursue other interests. Mr. Lucas will continue to advise the Company on various financial transactions through May 2007. Mr. Griffiths has served as Executive Vice President, Operations since July 2006. Prior to joining Maguire Properties, Mr. Griffiths was most recently a partner at Deloitte Tax, LLP, where he ran the real estate tax group for the Pacific Southwest. Mr. Griffiths has worked closely with the Maguire organization for over 20 years.

EOP Portfolio Acquisition Update:

In February, we announced the agreement with Blackstone Real Estate Advisors to acquire all of the real property assets in Orange County and Downtown Los Angeles that were part of the former Blackstone/ Equity Office Properties portfolio ("EOP Portfolio") for a purchase price of approximately $2.875 billion (excluding closing costs and lenders reserves). This portfolio consists of 24 office buildings totaling approximately 7.7 million square feet. On April 24, 2007, the transaction closed as planned. In connection with the closing, the Company completed multiple financings with various lenders including Greenwich Financial Products, Inc. ("Greenwich"), Credit Suisse ("CS") and Nomura Credit & Capital, Inc. ("Nomura"). These financings include $2.28 billion in mortgage loans, a $223.0 million bridge mortgage loan and a $530.0 million corporate credit facility, comprised of a $400.0 million term loan (fully drawn at closing) and a $130.0 million revolving, swing-line and letter of credit facility.

In April, we announced an agreement to sell Wateridge Plaza and Pacific Center for $298.0 million, both located in San Diego, California. We also announced the agreement to sell five office properties that were acquired in the EOP Portfolio acquisition located in Orange County to Bixby Land Company for approximately $345.0 million. These properties include Redstone Plaza, 1201 Dove Street, Fairchild Corporate Center, Inwood Park, in Irvine; a 3.5 acre development site at Inwood Park, and, Bixby Ranch, in Seal Beach, California. Both dispositions are expected to close in the second quarter of 2007.

Debt:

As of March 31, 2007, approximately 98.9% of our outstanding debt is fixed (including hedges) at a weighted average interest rate of 5.35% with a weighted average remaining term of approximately 6.43 years. As of March 31, 2007, there were no borrowings outstanding on the Company's $100.0 million revolving line of credit. The Company's ratio of consolidated debt to market capitalization was 56.4% and our ratio of consolidated debt plus preferred stock to market capitalization was 61.4% as of March 31, 2007.

In April, we completed a new $550.0 million, 10-year fixed rate, 5.68% interest only loan on the Wells Fargo Tower in downtown Los Angeles. Approximately $175.0 million of the excess loan proceeds were used to partially fund the EOP Portfolio acquisition (including closing costs and reserves).

Development Activities:

Construction activities for 3161 Michelson Building continued with the installation of the curtainwall and commencement of the construction of the ground floor lobby, including mechanical, electrical and drywall framing. Construction activities for Parking Structure #2 continued with the installation of the elevator equipment as well as the glass curtainwall for the elevator towers. Construction activities for Parking Structure #5 continued with installation of the cladding of the structural steel members. Sitework activities commenced with landscape activities around the perimeter of the structure. Completion is targeted for the second quarter of 2007 for the parking garages and the third quarter of 2007 for the office building. 3161 Michelson is a 530,000 square foot office building located in Irvine, California and two parking garages totaling approximately 1,338,000 square feet with a capacity of approximately 5,100 vehicles.

During the first quarter of 2007, the slab on grade was poured and the steel was topped out at 17885 Von Karman at the Washington Mutual Irvine Campus. The project is still on schedule to be completed in the fourth quarter of 2007. 17855 Von Karman is a 150,000 square foot office building located in Irvine, California.

The building foundation is now 50% done at Lantana - East, which is estimated to be completed in the first quarter of 2008. The south building mass excavation and shoring is now done and the project is estimated to be completed in the third quarter of 2008. The Lantana Media Campus is a 198,000 square foot office building with 223,000 square feet of structured parking located in Santa Monica, California.

At the Mission City Corporate Center in San Diego, California the foundation work for the office building is nearing completion and the estimated completion date is December 2007. Mission City Corporate Center is a 92,000 square foot office building with 128,000 square feet of structured parking.

Leasing Activities:

During the first quarter, new leases and renewals were executed for approximately 262,000 square feet and approximately 147,000 square feet expired. Cash rent on leases executed during the first quarter decreased 16.4%. GAAP rent growth decreased 10.6% for the quarter. Cash rent growth and GAAP rent growth on leases executed during the quarter in the Downtown Los Angeles portfolio decreased by 18.7% and 11.5%, respectively.

On April 2, New Century Financial of Irvine filed for bankruptcy protection and announced it is cutting 54 percent of its workforce, or 3,200 employees, including 500 in Orange County. New Century currently occupies approximately 267,000 square feet at our Park Place property. New Century had signed a lease for approximately 190,000 square feet at our 3161 Michelson development project and was expected to take occupancy when the building is completed in the third quarter of 2007.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Investor Information

1733 Ocean Avenue, Suite 400	355 South Grand Avenue, Suite 3300
Santa Monica, CA 90401	Los Angeles, CA 90071
Tel. (310) 857-1100	Tel. (213) 626-3300
Fax (310) 857-1198	Fax (213) 687-4758

Senior Management

Robert F. Maguire III	Chairman of the Board and Chief Executive Officer	William H. Flaherty	Senior Vice President, Marketing
Martin A. Griffiths	Executive Vice President and Chief Financial Officer	Robert P. Goodwin	Senior Vice President, Construction and Development
Paul S. Rutter	Executive Vice President, Major Transactions	Ted J. Bischak	Senior Vice President, Asset Management
Mark T. Lammas	Executive Vice President, Development	Peggy M. Moretti	Senior Vice President, Investor and Public Relations
Javier F. Bitar	Senior Vice President, Investments	Peter Johnston	Senior Vice President, Leasing

Corporate

Investor Relations Contact: Peggy M. Moretti (213) 626-3300
Please visit our corporate website at: www.maguireproperties.com

Equity Research Coverage

A.G. Edwards & Sons	David AuBuchon	(314) 955-5452
Banc of America Securities	Ross Nussbaum	(212) 847-5677
Deutsche Bank	Louis Taylor	(212) 250-4912
Friedman Billings Ramsey	Wilkes J. Graham	(703) 312-9737
Green Street Advisors	Michael Knott	(949) 640-8780
Steifel Nicholas	John Guinee	(410) 454-5018
Lehman Brothers	David Harris	(212) 526-1790
Goldman Sachs	Jay Haberman	(917) 343-4260
Merrill Lynch	Steve Sakwa	(212) 449-0335
Credit Suisse	John Stewart	(212) 538-3183
Raymond James & Associates	Paul Puryear	(727) 567-3800
Citigroup	Jonathan Litt	(212) 816-0231
Wachovia Securities	Christopher Haley	(443) 263-6773
RBC Capital Markets	Srikath Nagarajan	(212) 428-2360
KeyBanc Capital Markets	Jordan Sadler	(917) 368-2280

Transfer Agent

Continental Stock Transfer and Trust Company

17 Battery Place, 8th Floor

New York, NY 10004

(212) 845-3215

Timing

Quarterly results will be announced according to the following anticipated schedule:

Second Quarter 2007	Early August 2007
Third Quarter 2007	Early November 2007
Fourth Quarter 2007	Early February 2008

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Common Stock Data (NYSE: MPG)

Maguire Properties' common stock is traded primarily on the New York Stock Exchange under the symbol: MPG. MPG's common stock had the following characteristics during the past five quarters (based on New York Stock Exchange prices):

	1st Quarter 2007		4th Quarter 2006		3rd Quarter 2006		2nd Quarter 2006		1st Quarter 2006
High Price	$ 44.69	$	44.12	$	41.53	$	36.47	$	36.60
Low Price	$ 34.81	$	39.32	$	34.70	$	30.98	$	30.15
Closing Price	$ 35.56	$	40.00	$	40.74	$	35.17	$	36.50
Dividends per share - Annualized	$ 1.60	$	1.60	$	1.60	$	1.60	$	1.60
Closing Dividend Yield - Annualized	4.50%		4.00%		3.93%		4.55%		4.38%
Closing Common Shares and Limited Partnership Units Outstanding (in thousands)	54,405		54,391		54,391		54,368		53,706
Closing Market Value of Common Shares and Limited Partnership Units Outstanding (in thousands)	$ 1,934,642	$	2,175,644	$	2,215,893	$	1,912,130	$	1,960,258

Dividends per Share

	1st Quarter 2007		4th Quarter 2006		3rd Quarter 2006		2nd Quarter 2006		1st Quarter 2006
Common Stock									
Amount	$ 0.4000	$	0.4000	$	0.4000	$	0.4000	$	0.4000
Declared	March 21, 2007		December 13, 2006		September 26, 2006		June 21, 2006		March 22, 2006
Record	March 30, 2007		December 29, 2006		September 29, 2006		June 30, 2006		March 31, 2006
Paid	April 30, 2007		January 31, 2007		October 31, 2006		July 31, 2006		April 28, 2006
Preferred Stock									
Amount	$ 0.4766	$	0.4766	$	0.4766	$	0.4766	$	0.4766
Declared	March 21, 2007		December 13, 2006		September 26, 2006		June 21, 2006		March 22, 2006
Record	March 30, 2007		December 29, 2006		September 29, 2006		June 30, 2006		March 31, 2006
Paid	April 30, 2007		January 31, 2007		October 31, 2006		July 31, 2006		April 28, 2006

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Consolidated Financial Results

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Financial Highlights
(unaudited and in thousands, except per share amounts)

	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006
Income Items:					
Revenue	$ 106,594	$ 129,952	$ 113,505	$ 109,467	$ 109,282
Straight line rent	$ 1,779	$ 315	$ 1,478	$ 2,347	$ 3,214
Fair value lease revenue (1)	$ 1,871	$ 963	$ 1,761	$ 2,199	$ 2,819
Lease termination fees	$ -	$ 20,353	$ 669	$ 295	$ -
Office property operating margin (2)	62.2%	62.4%	64.2%	66.4%	66.1%
Net (loss) income available to common shareholders	$ (12,587)	$ (8,770)	$ (10,243)	$ (14,522)	$ 84,797
Funds from operations (FFO) available to common shareholders (3)	$ 17,664	$ 28,459	$ 21,071	$ 18,750	$ 23,636
FFO per common share - diluted (3)	$ 0.38	$ 0.60	$ 0.44	$ 0.41	$ 0.51
FFO per common share before loss from early extinguishment of debt - diluted (3)	$ 0.38	$ 0.65	$ 0.51	$ 0.48	$ 0.53
Net (loss) income per common share - diluted	$ (0.27)	$ (0.19)	$ (0.22)	$ (0.31)	$ 1.84
Dividends declared per common share	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Dividends declared per preferred share (4)	$ 0.48	$ 0.48	$ 0.48	$ 0.48	$ 0.48
Ratios:					
Interest coverage ratio (5)	1.53	1.85	1.65	1.58	4.74
Interest coverage ratio before loss from early extinguishment of debt and gain on sale of real estate (6)	1.53	1.92	1.74	1.69	1.84
Fixed-charge coverage ratio (7)	1.32	1.61	1.46	1.40	4.17
Fixed-charge coverage ratio before loss from early extinguishment of debt and gain on sale of real estate (8)	1.32	1.67	1.54	1.49	1.62
FFO payout ratio (9)	105.3%	66.7%	90.9%	97.6%	78.4%
FFO payout ratio before loss from early extinguishment of debt (10)	105.3%	61.2%	77.8%	83.1%	76.2%
AFFO payout ratio (11)	1,493.2%	89.9%	155.8%	256.7%	163.5%
Capitalization:					
Total consolidated debt	$ 2,830,837	$ 2,794,349	$ 2,790,631	$ 2,688,131	$ 2,559,016
Preferred stock @ quarter end	$ 250,000	$ 250,000	$ 250,000	$ 250,000	$ 250,000
Common stock price @ quarter end	$ 35.56	$ 40.00	$ 40.74	$ 35.17	$ 36.50
Common equity value @ quarter end (12)	$ 1,934,642	$ 2,175,644	$ 2,215,893	$ 1,912,130	$ 1,960,258
Total consolidated market capitalization	$ 5,015,479	$ 5,219,993	$ 5,256,524	$ 4,850,261	$ 4,769,274
Company portion of joint venture debt	$ 161,650	$ 161,650	$ 161,650	$ 161,650	$ 161,650
Combined market capitalization	$ 5,177,129	$ 5,381,643	$ 5,418,174	$ 5,011,911	$ 4,930,924
Consolidated debt / total market capitalization	56.4%	53.5%	53.1%	55.4%	53.7%
Combined debt / total market capitalization	57.8%	54.9%	54.5%	56.9%	55.2%
Consolidated debt plus preferred stock / total market capitalization	61.4%	58.3%	57.8%	60.6%	58.9%
Combined debt plus preferred stock / total market capitalization	62.6%	59.6%	59.1%	61.8%	60.2%

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(1) Represents the net adjustment for above and below market leases, which are being amortized over the remaining term of the respective leases from the date of acquisition.

(2) Calculated as follows: (rental, tenant reimbursement and parking revenues - rental property operating and maintenance expense, real estate taxes and parking expenses) / rental, tenant reimbursement and parking revenues (Lease termination fees are included in interest and other.)

(3) For a definition and discussion of FFO, see page 43. For a quantitative reconciliation of the differences between FFO and net income, see page 12.

(4) Preferred dividend declared for three months ended April 30, 2007, January 31, 2007, October 31, 2006, July 31, 2006, and April 30, 2006.

(5) Calculated as earnings before interest, taxes and depreciation and amortization and preferred dividends, or EBITDA, of $61,837, $75,228, $66,034, $63,076, and $176,136, respectively, divided by cash interest expense of $40,448, $40,568, $40,075, $39,841, and $37,140, respectively. For a definition of cash interest expense, see page 16. For a discussion of EBITDA, see page 44. For a quantitative reconciliation of the differences between EBITDA and net income, see page 14.

(6) Calculated as EBITDA before loss from early extinguishment of debt and gain on sale of real estate, of $61,837, $78,090, $69,863, $67,183, and $68,309, respectively divided by cash interest expense of $40,448, $40,568, $40,075, $39, 841, and $37,140, respectively.

(7) Calculated as EBITDA of $61,837, $75,228, $66,034, $63,076 and $176,136, respectively divided by fixed charges of $46,783, $46,646, $45,345, $44,941 and $42,238. For a definition of fixed charges, see page 16.

(8) Calculated as EBITDA before loss from early extinguishment of debt and gain on sale of real estate of $61,837, $78,090, $69,863, $67,183 and $68,309, respectively divided by fixed charges of $46,783, $46,646, $45,345, $44,941, and$42,238.

(9) Calculated as dividend declared per common share divided by FFO per common share - diluted.

(10)   Calculated as dividend declared per common share divided by FFO per common share before loss from early extinguishment of debt - diluted

(11)   Calculated as common stock dividends and distributions declared of $21,756, $21,756, $21,756, $21,747, and $21,482, respectively divided by AFFO of $1,457, $24,194, $13,962, $8,472, and $13,138, respectively. For a definition of AFFO, see page 44. For a quantitative reconciliation of the differences between AFFO and FFO, see page 13.

(12)   Assuming 100% conversion of the limited partnership units in the operating partnership into shares of our common stock.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Consolidated Balance Sheets
(unaudited and in thousands)

	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Assets					
Investments in real estate	$ 3,444,923	$ 3,374,671	$ 3,329,188	$ 3,221,003	$ 3,190,004
Less: accumulated depreciation	(381,617)	(357,422)	(338,518)	(308,450)	(284,235)
	3,063,306	3,017,249	2,990,670	2,912,553	2,905,769
Cash and cash equivalents including restricted cash	152,628	200,273	246,830	231,570	133,814
Rents, deferred rents and other receivables	69,111	67,245	62,221	61,645	57,515
Deferred charges, net	176,421	170,330	181,240	181,592	189,037
Other assets	36,706	32,254	43,136	60,395	58,366
Investment in unconsolidated joint venture	22,859	24,378	26,190	28,431	34,210
Total assets	$ 3,521,031	$ 3,511,729	$ 3,550,287	$ 3,476,186	$ 3,378,711
Liabilities, minority interests and stockholders' equity					
Loans payable	$ 2,830,837	$ 2,794,349	$ 2,790,631	$ 2,688,131	$ 2,559,016
Dividends and distributions payable	24,934	24,934	24,934	24,925	24,660
Accounts payable, accrued interest payable and other liabilities	157,870	159,042	167,887	156,107	153,371
Acquired lease obligations, net	69,281	72,821	76,218	79,955	83,699
Total liabilities	3,082,922	3,051,146	3,059,670	2,949,118	2,820,746
Minority interests	25,606	28,671	33,991	38,975	44,532
Stockholders' equity					
Common and preferred stock and additional paid in capital	683,061	681,550	678,189	671,437	668,327
Accumulated deficit and dividends	(288,505)	(257,124)	(229,399)	(200,520)	(167,213)
Unearned and accrued stock compensation, net	-	-	-	-	-
Accumulated other comprehensive income, net	17,947	7,486	7,836	17,176	12,319
Total stockholders' equity	412,503	431,912	456,626	488,093	513,433
Total liabilities, minority interests and stockholders' equity	$ 3,521,031	$ 3,511,729	$ 3,550,287	$ 3,476,186	$ 3,378,711

9

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Consolidated Statements of Operations
(unaudited and in thousands, except per share amounts)

	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006
Revenue:					
Rental	$ 65,126	$ 65,195	$ 66,321	$ 67,587	$ 67,780
Tenant reimbursements	21,715	23,942	21,734	20,810	22,068
Hotel operations	6,188	6,939	6,551	6,888	6,676
Parking	10,437	10,045	9,345	10,176	10,323
Management, leasing and development services to affiliates	1,467	1,927	2,901	1,462	1,655
Interest and other	1,661	21,904	6,653	2,544	780
Total revenue	106,594	129,952	113,505	109,467	109,282
Expenses:					
Rental property operating and maintenance	25,130	25,060	23,687	21,240	21,731
Hotel operating and maintenance	3,999	4,633	4,243	4,262	4,185
Real estate taxes	8,595	8,978	8,018	8,819	9,366
Parking expenses	3,041	3,254	3,164	3,071	2,879
General and administrative and other	7,763	13,755	8,559	8,568	6,134
Ground lease	136	122	136	17	268
Depreciation and amortization	32,689	40,660	34,252	35,170	34,608
Interest	34,338	35,228	34,560	34,306	33,084
Loss from early extinguishment of debt	-	2,862	3,829	4,107	642
Total expenses	115,691	134,552	120,448	119,560	112,897
Loss before equity in net loss of unconsolidated joint venture, gain on sale of real estate and minority interests	(9,097)	(4,600)	(6,943)	(10,093)	(3,615)
Equity in net loss of unconsoldated joint venture	(707)	(787)	(149)	(1,985)	(825)
Gain on sale of real estate	-	-	-	-	108,469
Minority interests	1,983	1,383	1,615	2,322	(14,466)
Net (loss) income	(7,821)	(4,004)	(5,477)	(9,756)	89,563
Preferred stock dividends	(4,766)	(4,766)	(4,766)	(4,766)	(4,766)
Net (loss) income allocable to common shareholders	$ (12,587)	$ (8,770)	$ (10,243)	$ (14,522)	$ 84,797
Net (loss) income per common share - basic	$ (0.27)	$ (0.19)	$ (0.22)	$ (0.31)	$ 1.85
Net (loss) income per common share - diluted	$ (0.27)	$ (0.19)	$ (0.22)	$ (0.31)	$ 1.84
Weighted-average shares outstanding - basic	46,578,064	46,572,219	46,565,959	46,156,438	45,723,233
Weighted-average shares outstanding - diluted	46,578,064	46,572,219	46,565,959	46,156,438	46,054,880

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

MMO Unconsolidated Joint Venture Statements of Operations
(unaudited and in thousands, except for per share amounts)

	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Period from January 5, 2006 to March 31, 2006
Revenue:					
Rental	$ 19,581	$ 18,979	$ 19,683	$ 19,178	$ 18,142
Tenant reimbursements	7,574	7,724	7,555	6,967	6,403
Parking	2,177	1,998	2,008	1,869	1,791
Interest and other	75	789	126	1,813	62
Total revenue	29,407	29,490	29,372	29,827	26,398
Expenses:					
Rental property operating and maintenance	6,260	6,522	6,281	6,065	4,941
Real estate taxes	3,333	3,047	3,160	3,699	2,623
Parking expenses	401	459	387	391	366
Depreciation and amortization	12,257	12,595	10,477	17,487	11,763
Interest	10,814	11,039	11,095	10,907	10,309
Other	1,098	1,176	1,325	1,204	522
Total expenses	34,163	34,838	32,725	39,753	30,524
Net loss	$ (4,756)	$ (5,348)	$ (3,353)	$ (9,926)	$ (4,126)
Company share	(951)	(1,070)	(671)	(1,985)	(825)
Intercompany eliminations	244	283	522	-	-
Equity in net loss of unconsolidated joint venture	$ (707)	$ (787)	$ (149)	$ (1,985)	$ (825)

11

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Funds from Operations
(unaudited and in thousands, except for per share amounts)

	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006
Reconciliation of net (loss) income to funds from operations:					
Net (loss) income available to common shareholders	$ (12,587)	$ (8,770)	$ (10,243)	$ (14,522)	$ 84,797
Adjustments:					
Minority interests	(1,983)	(1,383)	(1,615)	(2,322)	14,466
Gain from sale of real estate	-	-	-	-	(108,469)
Real estate depreciation and amortization	32,566	40,578	34,156	35,095	34,521
Company share of real estate depreciation and amortization from unconsolidated joint venture	2,451	2,519	2,095	3,497	2,353
Funds from operations available to common shareholders and unit holders (FFO) (1)	$ 20,447	$ 32,944	$ 24,393	$ 21,748	$ 27,668
Company share of FFO (2)	$ 17,664	$ 28,459	$ 21,071	$ 18,750	$ 23,636
FFO per share - basic	$ 0.38	$ 0.61	$ 0.45	$ 0.41	$ 0.52
FFO per share - diluted	$ 0.38	$ 0.60	$ 0.44	$ 0.41	$ 0.51
Weighted-average shares outstanding - basic	46,578,064	46,572,219	46,565,959	46,156,438	45,723,233
Weighted-average shares outstanding - diluted	47,000,722	47,304,274	47,441,336	46,290,201	46,054,880
Weighted-average diluted shares and units	54,406,638	54,710,190	54,847,252	53,696,117	53,881,456
Reconciliation of FFO to FFO before loss from early extinguishment of debt:					
FFO available to common shareholders and unit holders (FFO)	$ 20,447	$ 32,944	$ 24,393	$ 21,748	$ 27,668
Add: loss from early extinguishment of debt	-	2,862	3,829	4,107	642
FFO before loss from early extinguishment of debt	$ 20,447	$ 35,806	$ 28,222	$ 25,855	$ 28,310
Company share of FFO before loss from early extinguishment of debt (2)	$ 17,664	$ 30,931	$ 24,379	$ 22,290	$ 24,184
FFO per share before loss from early extinguishment of debt - basic	$ 0.38	$ 0.66	$ 0.52	$ 0.48	$ 0.53
debt - diluted	$ 0.38	$ 0.65	$ 0.51	$ 0.48	$ 0.53

_____
(1) For the definition and discussion of FFO, see page 43.
(2) Based on a weighted average interest in our operating partnership of 86.4%, 86.4%, 86.4%, 86.2% and 85.4% for the three months ended March 31, 2007, December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006, respectively.

12

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Adjusted Funds from Operations
(unaudited and in thousands, except for per share amounts)

	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006
FFO	$ 20,447	$ 32,944	$ 24,393	$ 21,748	$ 27,668
Non-real estate depreciation	123	82	96	75	87
Amortization of deferred financing costs	1,141	1,137	1,307	1,246	1,264
Accretion of interest rate swap sold	(122)	(122)	(3,722)	(1,023)	(953)
Non-cash stock compensation	1,732	1,957	2,417	2,097	1,044
Loss from early extinguishment of debt (2)	-	2,862	3,829	4,107	642
Straight line rents	(1,779)	(315)	(1,478)	(2,347)	(3,214)
Fair value lease revenue	(1,871)	(963)	(1,761)	(2,199)	(2,819)
Capitalized payments (3)	(7,679)	(5,711)	(5,471)	(6,005)	(4,549)
Non-recoverable capital expenditures (4), (5)	(1,638)	(440)	(147)	(1,052)	(815)
Recoverable capital expenditures	(560)	(324)	(237)	(716)	(52)
Hotel improvements, equipment upgrades and replacements	(237)	(118)	(56)	(421)	(136)
2nd generation tenant improvements and leasing commissions (6), (7)	(7,743)	(5,994)	(4,570)	(6,331)	(4,509)
MMO Joint Venture AFFO adjustments	(357)	(801)	(638)	(707)	(520)
Adjusted funds from operations (AFFO)	$ 1,457	$ 24,194	$ 13,962	$ 8,472	$ 13,138

_____

(1) For the definition and computation method of AFFO, see page 44. For a quantitative reconciliation of the differences between AFFO and cash flow from operating activities, see page 14.

(2) The three months ended June 30, 2006 includes $3.1 million in cash defeasance costs funded from the net proceeds of our $125.0 million Glendale Center refinancing.

(3) Includes capital lease principal payments, capitalized leasing and development payroll and capitalized interest.

(4) Excludes $0.7 million, $2.0 million, $1.0 million, $0.9 million and $0.7 million of expenditures for the three months ended March 31, 2007, December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006 respectively, related to the renovation at Lantana Media Campus.

(5) Excludes $1.5 million and $0.1 million of expenditures for the three months ended March 31, 2007 and December 31, 2006, respectively, related to the renovation at Pacific Center.

(6) Excludes 1st generation tenant improvements and leasing commissions of $2.2 million, $5.0 million, $1.2 million, $0.6 million and $1.0 million for the three months ended March, 31 2007, December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006, respectively.

(7) Excludes tenant improvements and leasing commissions of $4.1 million, $2.0 million, $1.1 million, $3.1 million, $5.0 million and $4.1 million for the three months ended March 31, 2007, December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006, respectively, related to reserves ($37.6 million) funded with loan proceeds at the closing of the CommonWealth Portfolio, San Diego Tech Center and Pacific Center acquisitions. At March 31, 2007, $7.0 million of these reserves remain.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Reconciliation of Earnings Before Interest, Taxes and Depreciation and Amortization [1] and Adjusted Funds From Operations [2]
(unaudited and in thousands)

	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006
Reconciliation of net (loss) income to earnings before interest, taxes and depreciation and amortization (EBITDA):					
Net (Loss) Income	$ (7,821)	$ (4,004)	$ (5,477)	$ (9,756)	$ 89,563
Add: Minority interests	(1,983)	(1,383)	(1,615)	(2,322)	14,466
Interest expense	34,338	35,228	34,560	34,306	33,084
Company share of interest expense included in unconsolidated joint venture	2,163	2,208	2,219	2,181	2,062
Depreciation and amortization	32,689	40,660	34,252	35,170	34,608
Company share of depreciation and amortization included in unconsolidated joint venture	2,451	2,519	2,095	3,497	2,353
EBITDA	$ 61,837	$ 75,228	$ 66,034	$ 63,076	$ 176,136
EBITDA	$ 61,837	75,228	66,034	63,076	176,136
Add: loss from early extinguishment of debt	-	2,862	3,829	4,107	642
Less: gain on sale of real estate	-	-	-	-	(108,469)
EBITDA before loss from early extinguishment of debt and gain on sale of real estate	$ 61,837	$ 78,090	$ 69,863	$ 67,183	$ 68,309
Reconciliation of cash flows from operating activities to adjusted funds from operations (AFFO):					
Cash flows from operating activities	$ 9,288	$ 31,262	$ 35,866	$ 23,750	$ 16,720
Changes in other assets and liabilities	2,347	(192)	(16,894)	(6,758)	1,930
Non-recoverable capital expenditures	(1,638)	(440)	(147)	(1,052)	(815)
Recoverable capital expenditures	(560)	(324)	(237)	(716)	(52)
Hotel improvements, equipment upgrades and replacements	(237)	(118)	(56)	(421)	(136)
2nd generation tenant improvements and leasing commissions (3), (4)	(7,743)	(5,994)	(4,570)	(6,331)	(4,509)
AFFO	$ 1,457	$ 24,194	$ 13,962	$ 8,472	$ 13,138

_____

(1)   For the definition and discussion of EBITDA, see page 44.

(2)   For the definition and discussion of AFFO, see page 44.

(3)   Excludes 1st generation tenant improvements and leasing commissions of $2.2 million, $5.0 million, $1.2 million, $0.6 million and $1.0 million for the three months ended March, 31, 2007, December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006, respectively.

(4)   Excludes tenant improvements and leasing commissions of $4.1 million, $2.0 million, $1.1 million, $3.1 million, $5.0 million and $4.1 million for the three months ended March 31, 2007, December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006, respectively, related to reserves ($37.6 million) funded with loan proceeds at the closing of the CommonWealth Portfolio, San Diego Tech Center and Pacific Center acquisitions. At March 31, 2007, $7.0 million of this reserve remains.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Capital Structure

Debt (in thousands)		
		Aggregate Principal **March 31, 2007**
Mortgage and Other Secured Loans Payable	$	2,830,837
Secured Credit Facility		-
Total Consolidated Debt		**2,830,837**
Company share of MMO Joint Venture debt		161,650
Total Combined Debt	$	**2,992,487**

Equity (in thousands)		
	Shares Outstanding	**Total Liquidation** **Preference**
Preferred Stock	10,000	**250,000**
	Shares & **Units** **Outstanding**	**Market Value** (1)
Common Stock	46,999	$ 1,671,288
Operating Partnership Units	7,406	263,354
Total Common Equity	**54,405**	**1,934,642**
Total Consolidated Market Capitalization		$ **5,015,479**
Total Combined Market Capitalization (2)		$ **5,177,129**

_____

(1)   Value based on the New York Stock Exchange closing price of $35.56 on March 31, 2007.
(2)   Includes Company share of MMO Joint Venture debt.

15

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Debt Summary

Outstanding Debt (in thousands)				
	Maturity Date	**Principal Balance as of March 31, 2007**	**% of Debt**	**Interest Rate as of March 31, 2007** [1]
Floating Rate Debt				
Park Place Construction Loan (2)	September 30, 2008 (3)	$ 143,252	5.06%	7.57%
Wateridge Plaza (4), (5)	April 9, 2008 (6)	62,880	2.22%	6.50%
WAMU Construction Loan	December 30, 2008 (7)	7,538	0.27%	7.12%
Mission City Construction Loan	February 22, 2009 (7)	384	0.01%	7.12%
Total Floating Rate Debt		**214,054**	**7.56%**	**7.24%**
Fixed Rate Debt				
Gas Company Tower	August 11, 2016	458,000	16.18%	5.10%
Pacific Arts Plaza	April 1, 2012	270,000	9.54%	5.15%
777 Tower	November 1, 2013	268,685 (8)	9.49%	5.84%
US Bank Tower	July 1, 2013	260,000	9.18%	4.66%
Wells Fargo Tower (Los Angeles, CA) (9)	July 1, 2010	247,352	8.74%	4.68%
KPMG Tower	November 1, 2011	210,000	7.42%	5.14%
Park Place	November 1, 2014	170,000	6.01%	5.64%
Glendale Center	July 11, 2016	125,000	4.42%	5.82%
Pacific Center (5)	May 6, 2016	117,396 (10)	4.15%	5.76%
Regents Square I & II	April 1, 2012	103,600	3.66%	5.13%
Park Place	March 12, 2012	100,000	3.53%	5.39%
Lantana Media Campus	January 6, 2010	98,000	3.46%	4.94%
801 North Brand	April 6, 2015	75,540	2.67%	5.73%
Mission City Corporate Center	April 1, 2012	52,000	1.84%	5.09%
701 North Brand	October 1, 2016	33,750	1.19%	5.87%
700 North Central	April 6, 2015	27,460	0.97%	5.73%
Total Fixed Rate Debt		**2,616,783**	**92.44%**	**5.24%**
Total Consolidated Debt		**$ 2,830,837**	**100.00%**	**5.39%**

---

(1) To calculate the variable interest rates, the one-month LIBOR rate of 5.32% at March 31, 2007 was used.
(2) We have entered into an interest rate cap agreement with respect to this loan that limits 75% of the outstanding balance to an interest rate of 5.50% during the term of this loan, excluding extension periods.
(3) Three one-year extensions available at our option.
(4) We have entered into an interest rate cap agreement with respect to this loan that limits the LIBOR portion of the interest rate to 4.75% during the term of this loan, excluding extension periods.
(5) On April 5, 2007, we entered into an agreement to sell these properties. The buyer will be assuming the loan encumbering Pacific Center and the loan encumbering Wateridge Plaza will be repaid with the proceeds of the sale. The sale is expected to close during the second quarter 2007.
(6) On April 9, 2007, we exercised our option to extend the loan to April 9, 2008. One one-year extension remains available at our option.
(7) One one-year extension available at our option.
(8) Net of loan discount of $4.3 million.
(9) The company refinanced this debt in April 2007 with a new $550 million, 10-year fixed rate, interest-only loan at 5.6755%.
(10) Net of loan discount of $3.8 million.

Credit Facility (in thousands)			
	Maximum Available	**Currently Available**	**Drawn**
Secured Line of Credit as of March 31, 2007	$ 100,000	$ 100,000	$ -

Financial Ratios		
	Consolidated	**Combined (a)**
Interest coverage (b)	N/A	1.53

Interest coverage before loss from early extinguishment of debt (c)	**N/A**	**1.53**
Fixed-charge coverage (d)	**N/A**	**1.32**
Fixed-charge coverage before loss from early extinguishment of debt (e)	**N/A**	**1.32**
Debt to total market capitalization at quarter-end (f)	**56.4%**	**57.8%**
Debt plus preferred stock to total market capitalization at quarter-end (g)	**61.4%**	**62.6%**

(a)   Includes the company's pro-rata share of MMO joint venture debt.

(b)   EBITDA divided by cash interest expense. Cash interest expense relates to indebtedness, capitalized interest and capital leases less amortized deferred financing fees and amortization of the gain on sold interest rate swaps.

(c)   EBITDA before loss on early extinguishment of debt divided by cash interest expense.

(d)   Same as (b) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(e)   Same as (c) except denominator includes scheduled debt principal payments, capital lease principal payments and preferred dividends.

(f)   Mortgage debt and other loans divided by mortgage debt and other loans plus the liquidation preference of preferred stock and the market value of outstanding common stock and operating partnership units, assuming the conversion of operating partnership un

(g)   Same as (e) except numerator includes preferred stock.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

MMO Joint Venture Outstanding Debt Summary

	Maturity Date		Principal Balance as of March 31, 2007	% of Debt	Interest Rate as of March 31, 2007
Fixed Rate Debt					
Wells Fargo Center (Denver, CO)	April 6, 2015	$	276,000	34.15%	5.26%
One California Plaza	December 1, 2010		146,250	18.09%	4.73%
San Diego Tech Center	April 11, 2015		133,000	16.46%	5.70%
Washington Mutual Irvine Campus	December 11, 2011		106,000	13.11%	5.07%
Cerritos Corporate Center (1)	February 1, 2016		95,000	11.75%	5.54%
Stadium Gateway	February 1, 2016		52,000	6.43%	5.66%
Total Fixed Rate Debt			**808,250**	**100.00%**	**5.27%**
Total Joint Venture Debt		$	**808,250**	**100.00%**	**5.27%**
Company portion of joint venture debt (2)		$	161,650		

_____

(1)   Cerritos is a Joint Venture property and all monthly debt service payments will be made by the Joint Venture. The Company is the guarantor on the loan through January 4, 2009.

(2)   The company owns twenty percent of the MMO Joint Venture.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Debt Maturities
(in thousands)

Property	2007	2008	2009	2010	2011	Thereafter	Total
Gas Company Tower	$ -	$ -	$ -	$ -	$ -	$ 458,000	$ 458,000
Pacific Arts Plaza	-	-	-	-	-	270,000	270,000
777 Tower	-	-	-	-	-	268,685	268,685
US Bank Tower	-	-	-	-	-	260,000	260,000
Wells Fargo Tower (Los Angeles, CA) (1)	2,844	3,975	4,201	236,332	-	-	247,352
KPMG Tower (2)	-	-	246	3,034	206,720	-	210,000
Park Place (2)	-	-	-	2,232	2,361	165,407	170,000
Park Place Construction Loan	-	143,252 (3)	-	-	-	-	143,252
Glendale Center	-	-	-	-	-	125,000	125,000
Pacific Center (4)	-	-	-	-	-	117,396	117,396
Regents Square I & II	-	-	-	-	-	103,600	103,600
Park Place	-	-	-	-	-	100,000	100,000
Lantana Media Campus	-	-	-	98,000	-	-	98,000
801 North Brand	-	-	-	-	-	75,540	75,540
Wateridge Plaza (4)	-	62,880(5)	-	-	-	-	62,880
Mission City Corporate Center	-	-	-	-	-	52,000	52,000
701 North Brand	-	-	-	-	-	33,750	33,750
700 North Central	-	-	-	-	-	27,460	27,460
WAMU Construction Loan	-	7,538(6)	-	-	-	-	7,538
Mission City Construction Loan	-	384(6)	-	-	-	-	384
Total	**$ 2,844**	**$ 218,029**	**$ 4,447**	**$ 339,598**	**$ 209,081**	**$ 2,056,838**	**$ 2,830,837**
Weighted Average Interest Rate	**4.68%**	**7.19%**	**4.71%**	**4.77%**	**5.15%**	**5.33%**	**5.39%**

_____

(1)   The company refinanced this debt in April 2007 with a new $550.0 million, 10-year fixed rate, interest-only loan at 5.6755%.

(2)   Includes scheduled annual principal debt payments.

(3)   Three one-year extensions available at our option.

(4)   On April 5, 2007, we entered into an agreement to sell these properties. The buyer will be assuming the loan encumbering Pacific Center and the loan encumbering Wateridge Plaza will be repaid with the proceeds of the sale. The sale is expected to close during the second quarter 2007.

(5)   On April 9, 2007, we exercised our option to extend the loan to April 9, 2008. One one-year extension remains available at our option.

(6)   One one-year extension available at our option.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

MMO Joint Venture Debt Maturities
(in thousands)

Property	2007	2008	2009	2010	2011	Thereafter	Total
Wells Fargo Center (Denver, CO)	$ -	$ -	$ -	$ -	$ -	$ 276,000	$ 276,000
One California Plaza (1)	239	2,825	2,984	140,202	-	-	146,250
San Diego Tech Center	-	-	-	-	-	133,000	133,000
Washington Mutual Irvine Campus	-	-	-	-	106,000	-	106,000
Cerritos Corporate Center	-	-	-	-	-	95,000	95,000
Stadium Gateway	-	-	-	-	-	52,000	52,000
Total	**$ 239**	**$ 2,825**	**$ 2,984**	**$ 140,202**	**$ 106,000**	**$ 556,000**	**$ 808,250**
Weighted Average Rate	**4.73%**	**4.73%**	**4.73%**	**4.73%**	**5.07%**	**5.45%**	**5.27%**

_____

(1)   Includes scheduled annual principal debt payments.

19

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Portfolio Data

20

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Same Store Analysis
(unaudited and in thousands)

| | Three Months Ended March 31, (1) | | |
	2007	2006	% Change
Total Same Store Portfolio			
Number of properties	17	17	
Square Feet (2)	17,961,974	18,315,586	
Percent of Total Effective Portfolio	88.1%	89.8%	
Weighted Average Leased Percentage (3)	87.0%	90.9%	
GAAP			
Breakdown of Net Operating Income:			
Operating Revenues	$ 93,804	$ 97,756	(4.0)% (4)
Operating Expenses	36,457	34,385	6.0% (5)
Other Expenses	62	62	0.0%
Net Operating Income	**$ 57,285**	**$ 63,309**	**(9.5)%**
CASH BASIS			
Breakdown of Net Operating Income:			
Operating Revenues	$ 90,712	$ 92,102	(1.5)% (4)
Operating Expenses	36,457	34,385	6.0% (5)
Other Expenses	62	62	0.0%
Net Operating Income	**$ 54,192**	**$ 57,655**	**(6.0)%**

---

(1) Wholly owned properties included in the same store analysis are all the properties in our portfolio with the exception of Pacific Center and 701 North Brand.

(2) Property square footage year-to-date and quarterly analyses decreased in 2007 compared to 2006 due to changes in Park Place parking and property square footage.

(3) Represents weighted average occupancy for the same store portfolio.

(4) Decrease primarily due to lower occupancy and large tenants that moved out in 2006 from KPMG Tower, Gas Company Tower and Park Place whose spaces have not been re-leased yet.

(5) Increase primarily due to higher insurance premiums and parking costs.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Portfolio Overview

Property	Number of Buildings	Number of Tenants	Year Built / Renovated	Ownership %	Net Building Rentable	Effective (1)	% of Net Rentable	% Leased	Total Annualized Rents (2)	Effective Annualized Rents (2)	Annualized Rent $/RSF (3)
Office Properties											
Los Angeles County											
Los Angeles Central Business District:											
Gas Company Tower	1	15	1991	100%	1,322,211	1,322,211	8.54%	92.2% $	32,890,011 $	32,890,011 $	26.98
US Bank Tower	1	44	1989	100%	1,395,231	1,395,231	9.01%	85.5%	31,457,799	31,457,799	26.38
Wells Fargo Tower	2	70	1982	100%	1,390,611	1,390,611	8.98%	91.6%	24,816,982	24,816,982	19.48
KPMG Tower	1	21	1983	100%	1,139,835	1,139,835	7.36%	66.2%	14,820,531	14,820,531	19.64
777 Tower	1	33	1991	100%	1,008,439	1,008,439	6.51%	90.3%	17,706,912	17,706,912	19.44
One California Plaza	1	37	1985	20%	990,319	198,064	6.40%	87.9%	16,212,514	3,242,503	18.63
Total LACBD Submarket	7	220			7,246,646	6,454,391	46.81%	85.9%	137,904,749	124,934,738	22.17
Tri-Cities Submarket											
Glendale Center	2	4	1973/1996	100%	386,318	386,318	2.50%	100.0%	8,417,372	8,417,372	21.79
801 North Brand	1	32	1987	100%	282,498	282,498	1.82%	86.8%	4,500,724	4,500,724	18.36
701 North Brand	1	13	1978	100%	131,129	131,129	0.85%	100.0%	2,149,806	2,149,806	16.39
700 North Central	1	22	1979	100%	134,168	134,168	0.87%	92.2%	1,861,708	1,861,708	15.05
Plaza Las Fuentes	3	9	1989	100%	192,958	192,958	1.25%	100.0%	3,712,430	3,712,430	19.24
Total Tri-Cities Submarket	8	80			1,127,071	1,127,071	7.29%	95.8%	20,642,040	20,642,040	19.13
Santa Monica Professional and Entertainment Submarket											
Lantana Media Campus	3	20	1989/2001	100%	331,188	331,188	2.14%	94.4%	10,263,262	10,263,262	32.84
Total Submarket	3	20			331,188	331,188	2.14%	94.4%	10,263,262	10,263,262	32.84
Cerritos Office Submarket											
Cerritos - Phase I	1	1	1999	20%	221,968	44,394	1.43%	100.0%	5,666,843	1,133,369	25.53
Cerritos - Phase II	1	-	2001	20%	104,567	20,913	0.68%	100.0%	2,482,421	496,484	23.74
Total Cerritos Submarket	2	1			326,535	65,307	2.11%	100.0%	8,149,264	1,629,853	24.96
Total Los Angeles County	20	321			9,031,440	7,977,957	58.34%	87.9% $	176,959,315 $	157,469,893 $	22.29

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Portfolio Overview (conntinued)

Property by Submarket			Ownership		Square Feet			Leased % and In-Place Rents			
Property	**Number of Buildings**	**Number of Tenants**	**Year Built / Renovated**	**%**	**Net Building Rentable**	**Effective (1)**	**% of Net Rentable**	**%Leased**	**Total Annualized Rents (2)**	**Effective Annualized Rents (2)**	**Annualized Rent $/RSF (3)**
Office Properties											
Orange County											
John Wayne Airport Submarket											
Park Place	8	48	1977/2002	100%	1,792,215	1,792,215	11.58%	84.9% $	22,076,410 $	22,076,410 $	14.51
Washington Mutual Irvine Campus	4	1	1989/2004	20%	414,595	82,919	2.68%	100.0%	8,887,052	1,777,410	21.44
Total Airport Submarket	12	49			2,206,810	1,875,134	14.26%	87.7%	30,963,462	23,853,820	15.99
Costa Mesa Submarket											
Pacific Arts Plaza	8	49	1982	100%	785,123	785,123	5.07%	90.1%	14,782,174	14,782,174	20.90
Total Costa Mesa Submarket	8	49			785,123	785,123	5.07%	90.1%	14,782,174	14,782,174	20.90
Anaheim Submarket											
Stadium Gateway	1	8	2001	20%	272,826	54,565	1.76%	100.0%	5,351,402	1,070,280	19.61
Total Submarket	1	8			272,826	54,565	1.76%	100.0%	5,351,402	1,070,280	19.61
Total Orange County	21	106			3,264,759	2,714,822	21.09%	89.3% $	51,097,038 $	39,706,275 $	17.52
San Diego County											
UTC (University Town Center) Submarket											
Regents Square I & II	3	57	1986	100%	311,755	311,755	2.01%	92.3% $	7,235,521 $	7,235,521 $	25.14
Total UTC Submarket	3	57			311,755	311,755	2.01%	92.3%	7,235,521	7,235,521	25.14
Sorrento Mesa Submarket											
Wateridge Plaza	3	5	1984	100%	267,579	267,579	1.73%	100.0%	6,485,929	6,485,929	24.24
San Diego Tech Center	11	33	1984/1986	20%	646,630	129,326	4.18%	98.7%	11,663,764	2,332,753	18.27
Total Sorento Mesa Submarket	14	38			914,209	396,905	5.91%	99.1%	18,149,693	8,818,682	20.04
Mission Valley Submarket											
Mission City Corporate Center	3	13	1990	100%	190,807	190,807	1.23%	97.7%	4,109,637	4,109,637	22.05
Pacific Center	2	27	1988	100%	439,484	439,484	2.84%	91.1%	9,020,239	9,020,239	22.53
Total Mission Valley Submarket	5	40			630,291	630,291	4.07%	93.1%	13,129,876	13,129,876	22.37
Total San Diego County	22	135			1,856,255	1,338,951	11.99%	95.9% $	38,515,090 $	29,184,079 $	21.63
Other											
Denver, CO - Downtown Submarket											
Wells Fargo Center - Denver	1	42	1983	20%	1,203,275	240,655	7.77%	96.1%	19,995,414	3,999,083	17.30
Total Other	1	42			1,203,275	240,655	7.77%	96.1%	19,995,414	3,999,083	17.30
Total Office Properties	64	604			15,355,729	12,272,385	99.20%	89.8% $	286,566,857 $	230,359,329 $	20.78

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Portfolio Overview (conntinued)

Property by Submarket				Ownership		Square Feet			Leased % and In-Place Rents			
Property	**Number of Buildings**	**Number of Tenants**	**Year Built / Renovated**	**%**		**Net Building Rentable**	**Effective (1)**	**% of Net Rentable**	**% Leased**	**Total Annualized Rents (2)**	**Effective Annualized Rents (2)**	**Annualized Rent $/RSF (3)**
Retail Property												
John Wayne Airport Submarket												
Park Place	8	27	1981	100%		124,103	124,103	0.80%	98.2%	$ 3,654,116	$ 3,654,116	$ 30.00
Total Retail Properties	8	27				124,103	124,103	0.80%	98.2%	3,654,116	3,654,116	30.00
Total Office and Retail Properties	72	631				15,479,832	12,396,488	100.00%	89.9%	$ 290,220,973	$ 234,013,445	$ 20.86
Effective Office and Retail Properties						12,396,488			88.5%			$ 21.33

Hotel Property						**SQFT**	**Effective SQFT**	**Number of Rooms**				
Westin Hotel, Pasadena, CA				100%		266,000	266,000	350				
Total Hotel Property						266,000	266,000	350				
Total - Office, Retail and Hotel Properties						15,745,832	12,662,488					

Parking Properties		**SQFT**	**Effective SQFT**	**Vehicle Capacity**	**Effective Vehicle Capacity**	**Annualized Parking Revene(4)**	**Effective Annualized Parking Revenue (5)**	**Annualized Parking Revenue per Vehicle Capacity**
On-Site Parking		8,094,810	6,173,456	26,377	19,779	$ 40,028,045	$ 33,065,880	$ 1,672
Off-Site Garages		1,815,453	1,815,453	5,542	5,542	10,422,606	10,422,606	1,881
Total Parking Properties		9,910,263	7,988,909	31,919	25,321	$ 50,450,651	$ 43,488,486	$ 1,717
Total - Office, Retail, Hotel and Parking Properties		25,656,095	20,651,397					

_____

(1)   Includes 100% of our consolidated portfolio and 20% of our MMO Joint Venture portfolio.

(2)   Annualized rent represents the annualized monthly contractual rent under existing leases as of March 31, 2007. This amount reflects total base rent before any one-time or non-recurring rent abatements but after annually recurring rent credits and is shown on a net basis; thus, for any tenant under a partial gross lease, the expense stop, or under a fully gross lease, the current year operating expenses (which may be estimates as of such date), are subtracted from gross rent.

(3)   Annualized rent per rentable square foot represents annualized rent as computed above, divided by the total square footage under lease as of the same date.

(4)   Annualized parking revenue represents the annualized quarterly parking revenue as of March 31, 2007.

(5)   Effective annualized parking revenue represents the annualized quarterly parking revenue as of March 31, 2007 adjusted to include 100% of our consolidated portfolio and 20% of our MMO Joint Venture portfolio.

(6)   Effective annualized parking revenue per vehicle capacity represents the annualized parking revenue as computed above, divided by the vehicle capacity.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Portfolio Geographic Distribution


Portfolio Geographic Distribution (1)
San Diego County
11%
Other
2%
Orange County
24%
Los Angeles
Central Business District
51%
Cerritos Office
1%
Tri-Cities
8%
Santa Monica Professional and
Entertainment
3%
Los Angeles Central Business District
Orange County
Tri-Cities
San Diego County
Santa Monica Professional & Entertainment
Other
Cerritos Office

(1) Includes our pro-rata share of the MMO joint venture.

25

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Portfolio Overview - Leased Rates and Weighted Average Remaining Lease Term

	Ownership Interest (%)	Weighted Average Remaining Lease Term (in years)	% Leased Q1 2007	% Leased Q4 2006	% Leased Q3 2006	% Leased Q2 2006	% Leased Q1 2006
Gas Company Tower	100%	6.4	92.2%	91.6%	97.4%	96.5%	96.9%
US Bank Tower	100%	4.1	85.5%	85.5%	84.7%	85.0%	83.0%
Wells Fargo Tower	100%	6.7	91.6%	91.0%	91.1%	90.6%	89.7%
KPMG Tower	100%	7.6	66.2%	67.1%	65.4%	65.4%	89.0%
777 Tower	100%	6.1	90.3%	88.7%	88.2%	88.1%	91.6%
One California Plaza	20%	4.8	87.9%	87.9%	87.0%	86.2%	86.3%
Glendale Center	100%	4.9	100.0%	80.9%	80.9%	80.9%	100.0%
801 North Brand	100%	4.0	86.8%	87.2%	84.0%	88.7%	87.7%
701 North Brand	100%	6.7	100.0%	100.0%	98.8%	-	-
700 North Central	100%	4.9	92.2%	90.9%	94.2%	80.6%	80.6%
Plaza Las Fuentes	100%	11.0	100.0%	100.0%	100.0%	99.7%	99.7%
Lantana Media Campus	100%	3.4	94.4%	94.4%	93.5%	93.6%	94.6%
Cerritos - Phase I	20%	7.5	100.0%	100.0%	100.0%	100.0%	100.0%
Cerritos - Phase II	20%	4.2	100.0%	100.0%	100.0%	100.0%	100.0%
Park Place	100%	3.3	84.9%	84.7%	92.2%	92.5%	91.9%
Washington Mutual Irvine Campus	20%	4.8	100.0%	100.0%	100.0%	100.0%	100.0%
Pacific Arts Plaza	100%	6.1	90.1%	88.8%	89.0%	89.0%	89.0%
Stadium Gateway	20%	4.1	100.0%	100.0%	100.0%	100.0%	100.0%
Regents Square I & II	100%	3.1	92.3%	91.1%	88.4%	87.1%	90.6%
Wateridge Plaza	100%	1.5	100.0%	100.0%	100.0%	100.0%	100.0%
Mission City Corporate Center	100%	3.3	97.7%	97.7%	97.7%	97.7%	95.2%
San Diego Tech Center	20%	3.1	98.7%	98.7%	95.6%	93.2%	96.5%
Pacific Center	100%	3.8	91.1%	91.1%	93.1%	88.6%	85.3%
Wells Fargo Center - Denver	20%	5.2	96.1%	95.9%	93.7%	92.2%	92.2%
Park Place - Retail	100%	7.0	98.2%	98.1%	98.1%	96.8%	96.8%
Total Portfolio		**5.1**	**89.9%**	**89.1%**	**89.9%**	**89.3%**	**91.5%**
Effective Portfolio (1)		**4.7**	**88.5%**	**87.6%**	**88.9%**	**88.4%**	**91.0%**

_____

(1)   Includes 100% of our consolidated portfolio and 20% of our MMO Joint Venture portfolio.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Major Tenants - Office Properties

Tenant	Number of Locations	Annualized Rent (1)	% of Total Annualized Rent	Total Leased Square Feet	% of Aggregate Leased Square Feet of Existing Portfolio	Weighted Average Remaining Lease Term in Months	S & P Credit Rating / National Recognition (2)
Rated							
1 Southern California Gas Company	1	$ 21,283,883	9.1%	576,516	5.2%	55	A
2 Sempra (Pacific Enterprises)	1	8,504,539	3.6%	225,756	2.1%	39	A
3 Wells Fargo Bank (3)	2	6,091,330	2.6%	381,021	3.5%	70	AA+
4 Cardinal Health	1	4,925,575	2.1%	185,982	1.7%	11	BBB
5 Bank of America (4)	3	4,001,142	1.7%	182,617	1.6%	56	AA
6 Disney Enterprises	1	3,706,960	1.6%	156,215	1.4%	51	A-
7 US Bank, National Association	1	3,502,858	1.5%	154,304	1.4%	99	AA
8 State Farm Mutual Auto Insurance Company	3	2,546,578	1.1%	171,497	1.6%	33	AA
9 Washington Mutual, FA (5)	3	2,489,381	1.1%	112,487	1.0%	55	A
10 GMAC Mortgage Corporation	1	2,342,898	1.0%	130,161	1.2%	81	AAA
Total Rated / Weighted Average (6)		59,395,144	25.4%	2,276,556	20.7%	55	
Total Investment Grade Tenants		*99,896,683*	*42.7%*	*4,469,833*	*40.7%*		
Unrated - Nationally Recognized							
11 Latham & Watkins	2	$ 9,762,892	4.2%	361,524	3.3%	45	2nd Largest US Law Firm
12 Gibson Dunn & Crutcher	1	6,157,493	2.6%	268,268	2.4%	128	19th Largest US Law Firm
13 Munger Tolles & Olson	1	3,374,323	1.4%	186,890	1.7%	179	129th Largest US Law Firm
14 Morrison & Foerster	1	3,469,400	1.5%	138,776	1.3%	78	22nd Largest US Law Firm
15 Marsh USA, Inc.	1	3,351,848	1.4%	191,244	1.7%	133	Prominent Risk Management Firm
16 KPMG	1	2,987,844	1.3%	175,525	1.6%	87	4th Largest US Accounting Firm
17 Sidley Austin Brown & Wood	1	2,978,404	1.3%	223,376	2.0%	170	5th Largest US Law Firm
18 Bingham McCutchen	1	2,799,537	1.2%	104,712	1.0%	70	27th Largest US Law Firm
19 Kirkland & Ellis	1	2,348,399	1.0%	106,523	1.0%	35	9th Largest US Law Firm
20 Oaktree Capital Management	1	2,168,671	0.9%	130,338	1.2%	119	Prominent International Investment Firm
Total Unrated / Weighted Average (6)		39,398,811	16.8%	1,887,176	17.2%	106	
Total Nationally Recognized Tenants		*59,413,167*	*25.4%*	*2,929,957*	*26.7%*		
Total / Weighted Average (6)		$ 98,793,955	42.2%	4,163,732	37.9%	78	
Total Investment Grade or Nationally Recognized Tenants		*$ 159,309,850*	*68.1%*	*7,399,790*	*67.4%*		

_____

(1) Annualized base rent is calculated as monthly contractual base rent under existing leases as of March 31, 2007, multiplied by 12; for those leases where rent has not yet commenced, the first month in which rent is to be received is used to first month in which rent is to be received is used to determine annualized base rent.

(2) S&P credit ratings are as of March 31, 2007, and rankings of law firms are based on total gross revenue in 2006 as reported by American Lawyer Media's LAW.com.

(3) Includes 20% of annualized rent and leased square footage for WFC-Denver, one of our MMO Joint Venture properties.

(4) Includes 20% of annualized rent and leased square footage for One California Plaza, one of our MMO Joint Venture properties.

(5) Includes 20% of annualized rent and leased square footage for Washington Mutual Irvine Campus, one of our MMO Joint Venture properties.

(6) The weighted average calculation is based on the effective net rentable square feet leased by each tenant, which reflects our pro-rata share of the MMO Joint Venture.

Table of Contents

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Portfolio Tenant Classification Description [(1), (2)]


Portfolio Tenant Classification Description (1), (2)
Finance and Insurance 32%
Legal Services 24%
Professional, Scientific and Technical Services (except Legal Services) 10%
Information 8%
All Other Services 8%
Utilities 7%
Manufacturing 6%
Educational Services 2%
Accommodation and Food Services 2%
Real Estate and Rental and Leasing 1%
Finance and Insurance
Legal Services
Professional, Scientific and Technical Services (except Legal Services)
Information
All Other Services
Utilities
Manufacturing
Educational Services
Accommodation and Food Services
Real Estate and Rental and Leasing

(1) Percentages are based upon effective leased square feet.
(2) Classifications are based on the 'North American Industrial Classification System' (NAICS).

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Lease Expirations - Wholly Owned Portfolio

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent	Percentage of Total Annualized Rent	Current Rent per Square Foot (1)	Rent per Square Foot at Expiration (2)
Available	1,389,096	11.9%				
2007	663,867	5.7%	14,359,880	6.5%	21.63	21.66
2008	917,421	7.9%	19,627,656	8.9%	21.39	21.69
2009	892,193	7.7%	20,821,867	9.5%	23.34	24.10
2010	1,449,725	12.5%	31,019,206	14.1%	21.40	23.24
2011	1,939,302	16.7%	47,479,673	21.6%	24.48	26.57
2012	752,644	6.5%	14,972,980	6.8%	19.89	23.21
2013	1,277,448	11.0%	24,980,065	11.4%	19.55	22.17
2014	313,132	2.7%	5,053,670	2.3%	16.14	21.90
2015	459,568	3.9%	11,041,264	5.0%	24.03	29.44
2016	117,323	1.0%	2,047,998	0.9%	17.46	23.69
Thereafter	1,453,933	12.5%	28,557,304	13.0%	19.64	25.04
Total	**11,625,652**	**100.0%**	**$ 219,961,563**	**100.0%**	**$ 21.49**	**$ 23.70**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2007	172,708	1.5%	3,522,829	1.6%	20.40	20.40
3rd Quarter 2007 (3)	273,265	2.3%	4,590,259	2.1%	16.80	16.80
4th Quarter 2007	217,894	1.9%	6,246,792	2.8%	28.67	28.75
1st Quarter 2008	362,338	3.1%	8,852,144	4.1%	24.43	24.71
Total	**1,026,205**	**8.8%**	**$ 23,212,024**	**10.6%**	**$ 22.62**	**$ 22.74**

---

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3)   Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Lease Expirations - Wholly Owned Portfolio
Los Angeles County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent	Percentage of Total Annualized Rent	Current Rent per Square Foot (1)	Rent per Square Foot at Expiration (2)
Available	971,189	12.6%				
2007	390,630	5.1%	8,935,004	5.9%	22.87	22.90
2008	354,446	4.6%	7,299,109	4.8%	20.59	20.98
2009	454,351	5.9%	12,005,994	7.9%	26.42	26.77
2010	731,808	9.5%	19,500,217	12.8%	26.65	28.06
2011	1,282,802	16.6%	35,601,001	23.3%	27.75	29.00
2012	443,989	5.7%	9,026,096	5.9%	20.33	24.01
2013	1,047,131	13.6%	20,760,716	13.6%	19.83	22.21
2014	310,666	4.0%	5,006,323	3.3%	16.11	21.89
2015	375,444	4.9%	9,064,751	5.9%	24.14	29.37
2016	89,249	1.1%	1,505,593	1.0%	16.87	23.41
Thereafter	1,262,881	16.4%	23,892,733	15.6%	18.92	23.97
Total	**7,714,586**	**100.0%** $	**152,597,537**	**100.0%** $	**22.63** $	**25.38**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2007	78,358	1.0%	1,566,833	1.0%	20.00	20.00
3rd Quarter 2007 (3)	184,280	2.4%	3,177,838	2.1%	17.24	17.24
4th Quarter 2007	127,992	1.7%	4,190,333	2.8%	32.74	32.81
1st Quarter 2008	102,338	1.3%	2,186,070	1.4%	21.36	22.28
Total	**492,968**	**6.4%** $	**11,121,074**	**7.3%** $	**22.56** $	**22.77**

(1) Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2) Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3) Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Lease Expirations - Wholly Owned Portfolio
Orange County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent	Percentage of Total Annualized Rent	Current Rent per Square Foot (1)	Rent per Square Foot at Expiration (2)
Available	350,540	13.0%				
2007	155,207	5.7%	2,860,486	7.1%	18.43	18.43
2008	283,092	10.5%	4,919,868	12.1%	17.38	17.59
2009	237,543	8.8%	4,341,418	10.7%	18.28	19.24
2010	561,336	20.8%	8,019,000	19.8%	14.29	16.14
2011	470,525	17.4%	7,770,778	19.2%	16.52	20.01
2012	195,521	7.2%	3,188,398	7.9%	16.31	18.65
2013	207,831	7.7%	3,637,398	9.0%	17.50	20.85
2014	2,466	0.1%	47,347	0.1%	19.20	23.40
2015	34,642	1.3%	881,852	2.2%	25.46	29.32
2016	11,686	0.4%	181,585	0.4%	15.54	15.54
Thereafter	191,052	7.1%	4,664,570	11.5%	24.42	32.13
Total	**2,701,441**	**100.0%**	**$ 40,512,700**	**100.0%**	**$ 17.23**	**$ 18.21**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2007	59,008	2.2%	1,176,591	2.9%	19.94	19.94
3rd Quarter 2007 (3)	86,671	3.2%	1,352,263	3.4%	15.60	15.60
4th Quarter 2007	9,528	0.3%	331,632	0.8%	34.81	34.81
1st Quarter 2008	33,571	1.3%	587,239	1.4%	17.49	17.57
Total	**188,778**	**7.0%**	**$ 3,447,725**	**8.5%**	**$ 18.26**	**$ 18.28**

_____

(1)   Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2)   Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3)   Includes tenants leasing on a month-to-month basis.

31

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Lease Expirations - Wholly Owned Portfolio
San Diego County

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent	Percentage of Total Annualized Rent	Current Rent per Square Foot (1)	Rent per Square Foot at Expiration (2)
Available	67,367	5.6%				
2007	118,030	9.8%	2,564,391	9.6%	21.73	21.81
2008	279,883	23.1%	7,408,679	27.6%	26.47	26.73
2009	200,299	16.5%	4,474,454	16.7%	22.34	23.79
2010	156,581	12.9%	3,499,989	13.0%	22.35	26.14
2011	185,975	15.4%	4,107,896	15.3%	22.09	26.37
2012	113,134	9.3%	2,758,486	10.2%	24.38	27.97
2013	22,486	1.9%	581,951	2.2%	25.88	32.73
2014	-	0.0%	-	0.0%	-	-
2015	49,482	4.1%	1,094,661	4.1%	22.12	30.06
2016	16,388	1.4%	360,819	1.3%	22.02	30.98
Thereafter	-	0.0%	-	0.0%	-	-
Total	**1,209,625**	**100.0%**	**$ 26,851,326**	**100.0%**	**$ 23.51**	**$ 26.02**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2007	35,342	2.9%	779,406	2.9%	22.05	22.05
3rd Quarter 2007 (3)	2,314	0.2%	60,158	0.2%	26.00	26.00
4th Quarter 2007	80,374	6.7%	1,724,827	6.5%	21.46	21.58
1st Quarter 2008	226,429	18.7%	6,078,834	22.6%	26.85	26.86
Total	**344,459**	**28.5%**	**$ 8,643,225**	**32.2%**	**$ 25.09**	**$ 25.13**

(1) Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2) Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3) Includes tenants leasing on a month-to-month basis.

32

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Lease Expirations - MMO Joint Venture Portfolio

Year	Total Area in Square Feet Covered by Expiring Leases	Percentage of Aggregate Square Feet	Annualized Rent	Percentage of Total Annualized Rent	Current Rent per Square Foot (1)	Rent per Square Foot at Expiration (2)
Available	176,024	4.6%	-			
2007	239,707	6.2%	$ 4,458,134	6.3%	$ 18.60	$ 18.61
2008	284,277	7.4%	5,298,476	7.5%	18.64	19.05
2009	541,976	14.1%	9,827,993	14.0%	18.13	19.23
2010	422,101	11.0%	9,633,469	13.7%	22.82	24.56
2011	460,697	11.9%	8,988,868	12.8%	19.51	21.71
2012	303,717	7.9%	5,657,704	8.1%	18.63	17.16
2013	536,901	13.9%	9,026,642	12.9%	16.81	17.99
2014	656,449	17.0%	12,951,396	18.4%	19.73	24.82
2015	105,013	2.7%	2,198,818	3.1%	20.94	22.26
2016	81,033	2.1%	1,317,084	1.9%	16.25	23.08
Thereafter	46,285	1.2%	900,826	1.3%	19.46	30.33
Total	**3,854,180**	**100.0%**	**$ 70,259,410**	**100.0%**	**$ 19.10**	**$ 21.35**

Leases Expiring in the Next 4 Quarters:

2nd Quarter 2007	72,297	1.9%	1,164,332	1.6%	16.10	16.10
3rd Quarter 2007 (3)	88,353	2.3%	1,616,080	2.3%	18.29	18.32
4th Quarter 2007	79,057	2.1%	1,677,722	2.4%	21.22	21.22
1st Quarter 2008	72,038	1.8%	1,364,774	2.0%	18.95	19.12
Total	**311,745**	**8.1%**	**$ 5,822,908**	**8.3%**	**$ 18.68**	**$ 18.73**

---

(1) Current rent per leased square foot represents current base rent, divided by total square footage under lease as of the same date.
(2) Rent per leased square foot at expiration represents base rent including any future rent steps, and thus represents the base rent that will be in place at lease expiration.
(3) Includes tenants leasing on a month-to-month basis.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Leasing Activity - Total Portfolio and Effective Portfolio

	Total Portfolio		Effective Portfolio (1)	
	For the Three Months Ended March 31, 2007	% Leased	For the Three Months Ended March 31, 2007	% Leased
Leased Square Feet as of December 31, 2006	13,799,028	89.1%	10,857,904	87.6%
Expirations	(147,325)	(1.0)%	(145,861)	(1.2)%
New Leases	161,349	1.1%	159,948	1.3%
Renewals	101,660	0.7%	100,196	0.8%
Leased Square Feet as of March 31, 2007	**13,914,712**	**89.9%**	**10,972,187**	**88.5%**

Cash Rent Growth (2), (3)		
Expiring Rate per Square Foot	$	21.22
New / Renewed Rate per Square Foot	$	17.73
Percentage Change		(16.4)%
GAAP Rent Growth (3), (4)		
Expiring Rate per Square Foot	$	21.19
New / Renewed Rate per Square Foot	$	18.95
Percentage Change		(10.6)%
Weighted Average Lease Term - New (in months)		58
Weighted Average Lease Term - Renewal (in months)		35

_____

(1)   Includes 100% of our consolidated portfolio and 20% of our MMO Joint Venture properties.

(2)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
Excludes new and renewed leases for spaces with more than six months of downtime.

(3)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.

(4)   For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

34

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Leasing Activity - Los Angeles Central Business District

	Total Portfolio		Effective Portfolio (1)	
	For the Three Months Ended March 31, 2007	% Leased	For the Three Months Ended March 31, 2007	% Leased
Leased Square Feet as of December 31, 2006, Los Angeles Central Business District	6,198,983	85.6%	5,503,094	85.3%
Expirations	(30,257)	(0.4)%	(30,257)	(0.5)%
New Leases	52,931	0.7%	52,737	0.8%
Renewals	-	0.0%	-	0.0%
Leased Square Feet as of March 31, 2007, Los Angeles Central Business District	**6,221,657**	**85.9%**	**5,525,574**	**85.6%**
Cash Rent Growth (2), (3)				
Expiring Rate per Square Foot			$	24.60
New / Renewed Rate per Square Foot			$	20.01
Percentage Change				(18.7)%
GAAP Rent Growth (3), (4)				
Expiring Rate per Square Foot			$	25.44
New / Renewed Rate per Square Foot			$	22.52
Percentage Change				(11.5)%
Weighted Average Lease Term - New (in months)				76
Weighted Average Lease Term - Renewal (in months)				-

_____

(1)   Includes 100% of our consolidated portfolio and 20% of our MMO Joint Venture properties.
(2)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
          Excludes new and renewed leases for spaces with more than six months of downtime.
(3)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.
(4)   For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Leasing Activity - Orange County

	For the Three Months Ended March 31, 2007	% Leased	For the Three Months Ended March 31, 2007	% Leased
Leased Square Feet as of December 31, 2006, Orange County	3,025,004	89.3%	2,475,067	87.2%
Expirations	(32,899)	(1.0)%	(32,899)	(1.2)%
New Leases	25,509	0.8%	25,509	1.0%
Renewals	20,708	0.6%	20,708	0.7%
Leased Square Feet as of March 31, 2007, Orange County	**3,038,322**	**89.7%**	**2,488,385**	**87.7%**

Cash Rent Growth (2), (3)				
Expiring Rate per Square Foot			$	8.69
New / Renewed Rate per Square Foot			$	8.69
Percentage Change				0.0%
GAAP Rent Growth (3), (4)				
Expiring Rate per Square Foot			$	8.69
New / Renewed Rate per Square Foot			$	8.69
Percentage Change				(0.0)%
Weighted Average Lease Term - New (in months)				8
Weighted Average Lease Term - Renewal (in months)				6

---

(1)   Includes 100% of our consolidated portfolio and 20% of our MMO Joint Venture properties.
(2)   Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
        Excludes new and renewed leases for spaces with more than six months of downtime.
(3)   Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.
(4)   For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

36

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Leasing Activity - San Diego County

	Total Portfolio		Effective Portfolio (1)	
	For the Three Months Ended March 31, 2007	% Leased	For the Three Months Ended March 31, 2007	% Leased
Leased Square Feet as of December 31, 2006 San Diego County	1,776,441	95.7%	1,265,795	94.6%
Expirations	(77,241)	(4.2)%	(77,241)	(5.8)%
New Leases	4,751	0.3%	4,751	0.4%
Renewals	76,614	4.1%	76,614	5.6%
Leased Square Feet as of March 31, 2007, San Diego County	**1,780,565**	**95.9%**	**1,269,919**	**94.8%**
Cash Rent Growth (2), (3)				
Expiring Rate per Square Foot			$	23.98
New / Renewed Rate per Square Foot			$	19.69
Percentage Change				(17.9)%
GAAP Rent Growth (3), (4)				
Expiring Rate per Square Foot			$	23.72
New / Renewed Rate per Square Foot			$	20.92
Percentage Change				(11.8)%
Weighted Average Lease Term - New (in months)				42
Weighted Average Lease Term - Renewal (in months)				44

_____

(1) Includes 100% of our consolidated portfolio and 20% of our MMO Joint Venture properties.
(2) Represents the difference between (i) initial market rents on new and renewed leases and (ii) the cash rents on those spaces immediately prior to the expiration or termination.
Excludes new and renewed leases for spaces with more than six months of downtime.
(3) Represents estimated cash rent growth adjusted for straight-line rents in accordance with GAAP.
(4) For newly acquired properties, cash and GAAP rent growth is excluded for spaces that expired prior to our ownership and were re-leased after acquisition.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Tenant Improvements and Leasing Commissions (1), (2)

	Q1 2007		2006		2005		2004
Number of Leases	10		74		67		29
Square Feet	101,660		824,516		740,375		296,203
Tenant Improvement Costs per Square Foot (3)	$ 7.34	$	29.22	$	11.25	$	15.49
Leasing Commission Costs per Square Foot (5)	$ 3.31	$	8.18	$	3.64	$	5.98
Total Tenant Improvements and Leasing Commissions							
Costs per Square Foot	$ 10.65	$	37.40	$	14.89	$	21.47
Costs per Square Foot per Year	$ 3.63	$	4.78	$	3.46	$	4.31
Number of Leases	19		147		138		48
Square Feet	140,971		1,015,192		1,047,634		453,301
Tenant Improvement Costs per Square Foot (3)	$ 32.99	$	20.93	$	24.29	$	36.28
Leasing Commission Costs per Square Foot (5)	$ 7.00	$	6.34	$	5.41	$	9.28
Total Tenant Improvements and Leasing Commissions							
Costs per Square Foot	$ 39.99	$	27.27	$	29.70	$	45.56
Costs per Square Foot per Year	$ 6.32	$	4.33	$	4.78	$	4.26
Number of Leases	29		221		205		77
Square Feet	242,631		1,839,708		1,788,009		749,504
Tenant Improvement Costs per Square Foot (3)	$ 22.24	$	24.64	$	18.89	$	28.06
Leasing Commission Costs per Square Foot (5)	$ 5.46	$	7.16	$	4.68	$	7.97
Total Tenant Improvements and Leasing Commissions							
Costs per Square Foot	$ 27.70	$	31.80	$	23.57	$	36.03
Costs per Square Foot per Year	$ 5.64	$	4.55	$	4.36	$	4.20

---

(1)   Based on leases executed during the period. Excludes leases to related parties, short-term leases less than six months, and build out costs for raw space.
(2)   Tenant Improvements and Leasing Commission information for One California Plaza, Park Place I, Park Place II, Lantana Media Campus, CommonWealth Properties portfolio acquisition, San Diego Tech Center, Pacific Center, Stadium Gateway and 701 North Brand are included from the dates of acquisition which are November 6, 2003, April 14, 2004, July 23, 2004, December 16, 2004, March 15, 2005, April 6, 2005, February 6, 2006, January 6, 2006 and September 22, 2006, respectively.
(3)   Tenant Improvements include improvements and lease concessions.
(4)   Does not include retained tenants that have relocated to new space or expanded into new space.
(5)   Includes retained tenants that have relocated or expanded into new space and lease modifications.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Historical Capital Expenditures - Office Properties(1)

	Q1 2007	2006	2005	2004
Consolidated				
Non-recoverable Capital Expenditures (2)	$ 1,637,897	$ 2,454,126	$ 4,502,547	$ 1,046,178
Total Square Feet	11,625,652	11,625,028	9,150,550	6,783,532
Non-recoverable Capital Expenditures per Square Foot	$ 0.14	$ 0.21	$ 0.49	$ 0.15
Unconsolidated				
Non-recoverable Capital Expenditures (3)	$ 20,197	$ 153,069		
Total Square Feet (4)	622,610	622,561		
Non-recoverable Capital Expenditures per Square Foot	$ 0.03	$ 0.25		
Consolidated				
Recoverable Capital Expenditures (5), (6)	$ 560,157	$ 1,553,935	$ 1,553,935	$ 3,009,186
Total Square Feet	11,625,652	11,625,028	9,150,550	6,783,532
Recoverable Capital Expenditures per Square Foot	$ 0.05	$ 0.13	$ 0.17	$ 0.44
Unconsolidated				
Recoverable Capital Expenditures (3), (5)	$ -	$ 122,149		
Total Square Feet (4)	622,610	622,561		
Recoverable Capital Expenditures per Square Foot	$ -	$ 0.20		

_____

(1) Historical capital expenditures for each period shown reflect properties owned for the entire period. For properties acquired during each period, the capital expenditures will be reflected in the following full period of ownership. For properties sold during each period, the capital expenditures will be excluded for that period. Any capital expenditures incurred for acquisition or disposition properties during the period of acquisition or disposition will be footnoted separately.

(2) Excludes $65,000, $619,000 and $507,000 of non-recoverable capital expenditures for the years ended 2004, 2005 and 2006, respectively, incurred at acquired properties following their acquisition.

(3) Includes 20% of our MMO Joint Venture properties.

(4) The square footages of Cerritos Corporate Center Phases I and II and Washington Mutual Irvine Campus are deducted from the total square feet amount as the tenant pays for all capital expenditure activities.

(5) Recoverable capital improvements, such as equipment upgrades, are generally financed through a capital lease. The annual amortization, based on each asset's useful life, as well as any financing costs, are generally billed to tenants on an annual basis as payments are made. The amounts presented represent the total value of the improvements in the year they are made.

(6) Excludes $506,000 of recoverable capital expenditures for the year ended 2005 incurred at acquired properties following their acquisition.

39

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Hotel Performance and Hotel Historical Capital Expenditures

Hotel Performance

Westin Hotel, Pasadena, CA		Q1 2007		Q1 2006	Percent Change
Occupancy		74.9%		79.6%	(6.0)%
Average Daily Rate	$	178.51	$	184.27	(3.1)%
Revenue Per Available Room (REVPAR)	$	133.69	$	146.76	(8.9)%
Hotel Net Operating Income	$	2,098,548	$	2,400,932	(12.6)%

Hotel Historical Capital Expenditures

Westin Hotel, Pasadena, CA		Q1 2007		Q1 2006		For the Year Ended March 31, 2006		2005		2004
Hotel Improvements and Equipment Replacements	$	236,577	$	135,520	$	730,531	$	313,011	$	20,436
Total Hotel Revenue	$	6,187,549	$	6,676,106	$	27,053,648	$	24,037,425	$	20,518,964
Hotel Improvements as a Percentage of Hotel Revenue		3.8%		2.0%		2.7%		1.3%		0.1%
Renovation and Upgrade Costs (1)	$	-	$	6,716	$	164,072	$	3,461,780	$	7,037,822

_____
(1) The Westin Hotel underwent a $12.2 million renovation from December 2002 through August 2005 of which $3.5 million was funded by Westin.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Construction in Progress

			As of March 31, 2007				
Property	**Location**	**Percentage Pre-Leased**	**Estimated Cost of Development**	**Construction Costs Incurred**	**Developed / Developable Square Feet (1)**	**Projected Stabilized NOI**	**Estimated Date of Completion**
			($ in millions)	($ in millions)		($ in millions)	
Los Angeles County							
Lantana Media Campus	Santa Monica, CA	0%	$ 64.0	$ 6.2	198,000		2008 (2)
Lantana Media Campus - Structured Parking	Santa Monica, CA		22.0	-	223,000		
Total Los Angeles County			86.0	6.2	421,000	12.0 - 13.0	
Orange County							
Park Place - 3161 Michelson	Irvine, CA	55.5% (3)	174.1	110.0	530,000		Third Quarter 2007
Park Place - Structured Parking	Irvine, CA		70.0	63.5	1,338,000		Second Quarter 2007
Total Park Place			244.1	173.5	1,868,000	24.0 - 25.0	
17885 Von Karman Avenue							
at Washington Mutual Irvine Campus	Irvine, CA	0%	40.0	10.1	150,000	5.0 - 5.5	Fourth Quarter 2007
Total Orange County			284.1	183.6	2,018,000		
San Diego							
Mission City Corporate Center	San Diego, CA	0%	21.2	2.8	92,000		Fourth Quarter 2007
Mission City Corporate Center - Structured Parking	San Diego, CA		5.4	5.1	128,000		First Quarter 2007
Total San Diego County			26.6	7.9	220,000.0	2.5 - 3.0	
Total			$ 396.7	$ 197.7	2,659,000		

(1)   The developable square feet numbers represent the office, retail, residential and parking footages that the Company estimates can be developed on the referenced property.

(2)   Estimated completion date is the first quarter 2008 for the East building, and the third quarter 2008 for the South building.

(3)   Includes the New Century lease for 194,000 square feet.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Development Pipeline

Property	Location	As of March 31, 2007 Developable Square Feet (1)	Type of Planned Development
Los Angeles County			
755 Figueroa	Los Angeles, CA	930,000	Office
755 Figueroa - Structured Parking	Los Angeles, CA	266,000	Parking
Glendale Center - Phase II	Glendale, CA	264,000	Office & Retail
Glendale Center - Phase II - Structured Parking	Glendale, CA	158,000	Parking
207 Goode (formerly known as 200 Burchett)	Glendale, CA	187,000	Office
Total Los Angeles County		**1,805,000**	
Orange County			
Park Place - Residential	Irvine, CA	1,052,000	Residential
Park Place - Office, Retail & Hotel	Irvine, CA	1,285,000	Office, Retail & Hotel
Park Place - Structured Parking	Irvine, CA	2,225,000	Parking
Pacific Arts Plaza (2)	Costa Mesa, CA	468,000	Office
Pacific Arts Plaza - Structured Parking	Costa Mesa, CA	208,000	Parking
Total Orange County		**5,238,000**	
San Diego			
Wateridge Plaza (3)	Sorrento Mesa, CA	170,000	Office
Wateridge Plaza - Structured Parking (3), (4)	Sorrento Mesa, CA	153,000	Parking
San Diego Tech Center (5), (6)	Sorrento Mesa, CA	1,320,000	Office
San Diego Tech Center - Structured Parking	Sorrento Mesa, CA	1,433,000	Parking
Total San Diego County		**3,076,000**	
Total Portfolio		**10,119,000**	

_____

(1)   The square feet numbers presented represent the office, retail, residential and parking footages that the Company estimates can be developed on the referenced property.

(2)   The Company is in discussions with the City of Costa Mesa for the potential development of 180 residential units totaling approximately 300,000 square feet at Pacific Arts Plaza. This development would be in addition to the 468,000 square feet of office entitlements.

(3)   Currently under sales contract.

(4)   Replaced existing structured parking.

(5)   Land held for development was not contributed to the MMO Joint Venture.

(6)   The third phase contemplates the demolition of 120,000 square feet of existing space.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Management Statements on Non-GAAP Supplemental Measures

Funds from Operations:

We calculate funds from operations, or FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America, or GAAP), excluding gains (or losses) from sales of property, extraordinary items, real estate related depreciation and amortization (including capitalized leasing expenses, tenant allowances or improvements and excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures.

Management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization, gains (or losses) from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs. We also believe that, as a widely recognized measure of the performance of REITs, FFO will be used by investors as a basis to compare our operating performance with that of other REITs.

Management also uses FFO before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate), (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold or (iv) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. Other equity REITs may not calculate FFO in accordance with the NAREIT definition and, accordingly, our FFO may not be comparable to such other equity REITs' FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. FFO also should not be used as a supplement to or substitute for cash flow from operating activities (computed in accordance with GAAP).

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Management Statements on Non-GAAP Supplemental Measures (continued)

Adjusted Funds from Operations:

We calculate adjusted funds from operations, or AFFO, by adding to or subtracting from FFO (i) non-cash operating revenues and expenses, (ii) capitalized operating expenditures such as leasing payroll and interest expense, (iii) recurring and non-recurring capital expenditures required to maintain and re-tenant our properties, (iv) regular principal payments required to service our debt and (v) 2nd Generation tenant improvement and leasing commissions. Management uses AFFO as a supplemental liquidity measure because, when compared year over year, it assesses our ability to fund our dividend and distribution requirements from our operating activities. We also believe that, as a widely recognized measure of the liquidity of REITs, AFFO will be used by investors as a basis to assess our ability to fund dividend payments in comparison to other REITs.

However, because AFFO may exclude certain non-recurring capital expenditures and leasing costs, the utility of AFFO as a measure of our liquidity is limited. Additionally, other equity REITs may not calculate AFFO in a consistent manner, accordingly, our AFFO may not be comparable to such other equity REITs' AFFO. AFFO should be considered only as a supplement to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.

EBITDA:

We believe that earnings before interest, income taxes, depreciation and amortization, or EBITDA, is a useful supplemental performance measure. Management uses EBITDA as an indicator of our ability to incur and service debt. We believe EBITDA is an appropriate supplemental measure for such purposes, because the amounts spent on interest are, by definition, available to pay interest, income tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up, and depreciation and amortization are non-cash charges. In addition, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of equity REITs. However, because EBITDA is calculated before recurring cash charges including interest expense and income taxes, and is not adjusted for capital expenditures or other recurring cash requirements of our business, its utility as a measure of our liquidity is limited. Accordingly, EBITDA should not be considered an alternative to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity. EBITDA should not be considered as an alternative to net income as an indicator of our operating performance. Other equity REITs may calculate EBITDA differently than we do; accordingly, our EBITDA may not comparable to such other REITs' EBITDA.

Management also uses EBITDA before losses from the early extinguishment of debt as a supplemental performance measure because these losses create significant earnings volatility which in turn results in less comparability between reporting periods and less predictability about future earnings potential. The losses represent costs to extinguish debt prior to the stated maturity and the write-off of unamortized loan costs on the date of extinguishment. The decision to extinguish debt prior to its maturity generally results from (i) the assumption of debt in connection with property acquisitions that is priced or structured at less than desirable terms (e.g. floating interest rate instead of fixed interest rate), (ii) short-term bridge financing obtained in connection with the acquisition of a property or portfolio of properties until such time as the company completes its long-term financing strategy, (iii) the early repayment of debt associated with properties sold and (iv) the restructuring or replacement of corporate level financing to accommodate property acquisitions. Consequently, management views these losses as costs to complete the respective acquisition or disposition of properties.

Maguire Properties, Inc.
Supplemental Operating and Financial Data
First Quarter 2007

Management Statements on Non-GAAP Supplemental Measures (continued)

Coverage Ratios:

We present interest and fixed charge coverage ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from EBITDA, their utility is limited by the same factors that limit the usefulness of EBITDA as a liquidity measure. Accordingly, our interest coverage ratio should not be considered as an alternative to cash flows from operating activities (computed in accordance with GAAP) as a measure of our liquidity.